14 Bd. du Général Leclerc
F 92572 Neuilly sur Seine Cedex

Téléphone : 01 41 43 10 40
Télécopie : 01 41 43 12 64

PROVIMI


RECEIVED
JAN 2 9 2002

SUPPL


02002770

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Neuilly sur Seine, November 21, 2001

Your ref.: File No. 82-5212

Re: Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Jean-Pierre LIGNON

PROVIMI

Press Release

File N° 82-5212

THIRD QUARTER RESULTS 2001
NET INCOME34.4%

Paris/Rotterdam November 9, 2001

Provimi (Premier marché, Euronext Paris SRD), one of the global leaders in the animal nutrition business, today announced its results for the third quarter ended September 30, 2001. Sales were eur 366.6 million, an 8.7.% increase on the comparable period of 2000. Operating profit was eur 23.3 million, an increase of 20.7% compared to the 3 months to 30 September 2000 whilst net income after minorities rose by 34.4% to eur 4.3.million compared to eur 3.2 million in the equivalent period.

Key figures at September 30, 2001 (in eur millions)
(Unaudited)

Key figures (millions of Euros)	3 months to 30/9/01	3 months to * 30/9/00	
Sales	366.6	337.3	*+8.7%*
Operating income	23.3	19.3	*+20.7%*
Pre-tax income from continuing operations	11.3	11.0	*+2.7%*
Net income after minorities	4.3	3.2	*+34.4%*

Key figures (millions of Euros)	9 months to 30/9/01	9 months to 30/9/00*	
Sales	1118.8	966.4	*+15.8%*
Operating income	67.2	61.9	*+8.6%*
Pre-tax income from continuing operations	32.4	37.2	*-12.9%*
Net income after minorities	9.9	11.7	*-15.4%*

	30/9/01	31/12/00*
Shareholders equity	509.9	519.9
Net financial debt	492.6	450.5
Debt-to-equity ratio	0.97	0.87

Accounting policies
The consolidated financial statements for the nine months to September 30, 2001 have been prepared using the same accounting policies and valuation methods as those used for Eridania Béghin-Say 2000 annual statements, in accordance with regulation n° 99-02 of the French Accounting Standards Committee (CRC) and recommendation n° 99.R.01 of the National Accounting Board (CNC) relating to interim financial statements.

Proforma comparatives
*One of the results of the demerger process was a requirement to compare actual numbers against pro forma figures, as if Provimi had been an independent entity since January 1 2001. As such, major acquisitions that were made during 2000 have been treated in the 2000 accounts as if they had occurred since the beginning of the year. In addition, certain cost elements such as interest expenses, taxes and goodwill amortization had to be recalculated.

- Third quarter **sales** saw a further growth with an increase of 8.7 % versus the same period of 2000. Sales increased in all of the group's sectors except for the Rest of the EU, with particularly strong growth in Central and Eastern Europe (CEE) France and in the USA.Total sales for the nine months ended September 30 2001 increased by 15.8%.
- **Operating income** over the three months ended 30 September 2001 increased by 20.7 % versus the comparable period of 2000. Operating margin improved during the third quarter to 6.4%, from 5.9% in the comparable period in 2000 and 5.8% in the first six months of 2001. This strong performance can again be explained by the excellent results in the CEE countries and the Rest of the World. In the E.U. results in the third quarter have still not reached the level of 2000, but are stronger than in the first six months as the impact of the Foot and Mouth disease has diminished. On a cumulative basis, operating income increased by 8.6% leading to a cumulative operating margin of 6%.
- **Net income – after minorities** amounted to eur 4.3 million, an increase of 34.4% compared to eur 3.2 million for the equivalent period of 2000 as restated. For the nine months ended September 30 2001, net income after minorities amounted to eur 9.9 million compared to eur 11.7 million, a reduction of eur 1.8 million or 15.4%. This includes finance expenses, which were eur 34.8 million compared to eur 24.7 million in the corresponding period last year. Whilst Provimi is benefiting from reduced interest rates, average debt levels are higher than a year ago and, in addition, there have been currency losses on the Brazilian Real and Russian Rouble in the last quarter and in the first six months there were exceptional costs of eur 4.7 million relating to the demerger of Eridania Beghin-Say.
- The **net debt-to–equity ratio** at September 30 2001 stood at 0.97 (versus 0.87 at December 31 2000). Total net financial debt was virtually unchanged from the June 30 2001 position, notwithstanding payments on acquisitions in Greece, Australia, Bulgaria and the Czech Republic.

Operational Highlights for nine months period

- In the fish feed industry, which we continue to believe has excellent growth prospects, major investments have been made in France with the acquisition of Sofrada. Further capacity expansion is under development in Chile and Denmark. Both will come on stream in 2002 in time for their respective seasons. In addition, our Danish fish feed company opened a state of the art research facility in August.
- In the pet food industry, a strategic investment has been made with the acquisition of a wet pet food producer, Mike A Spol, in the Czech Republic, in view of the fact that Provimi wishes to expand the business in this sector. Further investment in this country, which is fundamental to our expansion in Central and Eastern Europe, has been made in the expansion of our dry pet food facilities which will come on stream before the end of the year. Finally, Provimi also acquired the entire company Provimi Hellas in Greece, a company which trades in both wet and dry pet food.
- In premixes and complete feed, further acquisitions were realized in Poland (25 % of Rolimpex), Australia (Janos Hoey and Agribusiness) and Bulgaria (Nessebar).
- Expansion of R & D facilities in Brazil, India, and The Netherlands which will all come into operation in 2002.

Subsequent events

On October 12 2001, Provimi announced plans to integrate its two recent USA acquisitions, Akey and Vigortone, which are significant profit contributors to the group, under a single management structure, with the aim of realising important synergies. Three plants will ultimately be closed with their production transferred to the remaining five locations. This is expected to increase efficiency, reduce costs and improve customer service resulting in ongoing pre-tax savings of eur 3 million per year.

Arising out of this decision, Provimi will take a fourth quarter exceptional charge of eur 6.1 million pre-tax (eur 3.7 million after tax). This provision covers the costs of redundancies, asset disposals and related charges.

Outlook for Quarter 4 2001

The fourth quarter is traditionally the strongest of the year in terms of operating profits, and this is not expected to change. Margins have improved during the year and this trend should continue. Provimi continues to believe it will exceed its 10% annual growth targets over the year taken as a whole.

The Provimi group occupies a world presence in all types of animal nutrition and is a leader in all markets where they are present.. Provimi has 73 production centers in 26 countries and exports to over 100. Provimi manufactures and supplies technical support to all species (including ruminants, poultry, swine, fish and pet food.). It employs 6325 people and had sales in 2000 of 1.3 billion euros.

For further information, please contact:

Steven Maisel
Investor and Corporate Relations
Tel: 00 33 (0) 141 43 10 41
Port :00 32 (4) 77 235 312
E:mail smaisel@nl.provimi.com

Tarik Dali
Press Relation
Tel: 33 1 40 70 11 89
Dali@dgm-conseil.fr

Adrian Steed
Chief Financial Officer
Tel:00 33 (0) 141 43 10 40
asteed@nl.provimi.com

This press release and the supporting presentation can be downloaded from the Group's website: http://WWW.Provimi.com

Presentations under : financials/ documentation

Forthcoming publications: Provisional results at December 31, 2001: February 6 2002

CONSOLIDATED TURNOVER SEPTEMBER 30, 2001
(in millions of euros)

		2001	2000 Proforma	Variation
France		**106,9**	**99,5**	**7,4%**
	First quarter	37,4	37,2	
	Second quarter	35,2	32,8	
	Third quarter	34,3	29,5	
Other countries of E.U.		**350,6**	**329,1**	**6,5%**
	First quarter	111,4	101,2	
	Second quarter	128,4	107,6	
	Third quarter	110,8	120,3	
Other european countries		**332,1**	**242,0**	**37,2%**
	First quarter	101,4	70,9	
	Second quarter	119,3	82,0	
	Third quarter	111,4	89,1	
United States		**194,0**	**173,4**	**11,9%**
	First quarter	64,3	51,6	
	Second quarter	64,5	66,5	
	Third quarter	65,2	55,3	
Rest of the world		**135,2**	**122,5**	**10,4%**
	First quarter	42,1	37,8	
	Second quarter	48,2	41,5	
	Third quarter	44,9	43,2	
PROVIMI GROUP		**1 118,8**	**966,4**	**15,8%**
	First quarter	358,6	298,7	
	Second quarter	395,6	330,4	
	Third quarter	364,6	337,3	
Cumulated amount in millions of francs		*7338,8*	*6339,2*	